FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-09225

H.B. FULLER COMPANY THRIFT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY THRIFT PLAN

Financial Statements and Supplemental Schedules

December 31, 2003 and 2002

(With Reports of Independent Registered Public Accounting Firms Thereon)

H.B. FULLER COMPANY THRIFT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

H.B. Fuller Company Thrift Plan:

We have audited the accompanying statement of net assets available for benefits of the H.B. Fuller Company Thrift Plan (the Plan) as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By:	/s/ KPMG LLP
Minneapolis, Minnesota
June 11, 2004

F–1

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

of the H.B. Fuller Company Thrift Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the H.B. Fuller Company Thrift Plan (the “Plan”) at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

By:	/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 20, 2003

F–2

H.B. FULLER COMPANY THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Cash	$186,162	503,388
Investments, at fair value	151,104,123	134,161,949
Receivables:
Participant contributions receivable	293,068	322,174
Employer contributions receivable	117,607	146,258
Trade settlement receivable	87,005	—
Accrued income	13,010	982

Total assets	151,800,975	135,134,751

Liabilities:
Trade settlements payable	—	209,564

Net assets available for benefits	$151,800,975	134,925,187

See accompanying notes to financial statements.

F–3

H.B. FULLER COMPANY THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2003

Additions:
Contributions:
Participant contributions	$6,573,082
Employer contributions	2,951,168

Total contributions	9,524,250

Investment income:
Interest	192,675
Dividends	1,503,498
Net appreciation in fair value of investments	21,190,617
Other income	419,236

Total investment income	23,306,026

Deductions:
Distributions paid to participants	(15,806,333)
Administrative expense	(148,155)

Total deductions	(15,954,488)

Net increase	16,875,788

Net assets available for benefits:
Beginning of year	134,925,187

End of year	$151,800,975

See accompanying notes to financial statements.

F–4

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following brief description of the H.B. Fuller Company Thrift Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a)	General

The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Trustee

The trustee for the Plan is Wells Fargo Minnesota, N.A. (the Trustee).

(c)	Eligibility and Contributions

All regular full-time and part-time employees may begin contributing to the Plan as soon as administratively practicable after their date of hire. To be eligible for the Company matching contribution, a full-time employee must have six months of employment and a part-time employee must have twelve months of service. To become a participant in the Plan, an employee must agree to make contributions equal to 1% of pre-tax compensation up to a maximum of 12% of pre-tax compensation for highly compensated participants and 25% for nonhighly compensated participants, each subject to a statutory maximum of $12,000 for 2003.

The Employer makes contributions to employees’ accounts by matching 100% of an employee’s contributions, up to 4% of the employee’s eligible compensation in the form of H.B. Fuller Company Common Stock. A participant’s contribution may be invested in any combination of the following participant directed investment funds or H.B. Fuller Company Common Stock. Other funds include the Wells Fargo Stable Return Fund, PIMCO Total Return Bond Fund, Wells Fargo Index Equity Fund (S&P 500), Wells Fargo Small Company Growth Equity Fund, Wells Fargo Growth Balanced Fund, Janus Twenty Fund, Janus Overseas Fund, Wells Fargo S&P Midcap Index Fund, and Van Kampen Common Stock Fund. A participant’s investment option for past and future contributions can be changed daily. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at anytime. Employer contributions to the Plan cease during the suspension period.

(d)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Employer’s contribution, (c) an allocation of the Plan’s investment income, and (d) discretionary Employer contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document.

F–5	(Continued)

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(e)	Payment of Benefits

On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan agreement. If the participant terminates employment at the age of 55 or older, he or she may elect to receive their distribution in installment payments as defined by the Plan agreement. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The investment in H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100% vested after three years of credited service to the Employer, or upon age 65, disability, or death.

(g)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the current Wells Fargo prime rate at the time of the loan (4.25% at December 31, 2003). The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans are collateralized by a borrower’s vested account balance and are repaid through payroll deductions. Participant loans at December 31, 2003 had interest notes ranging from 4.25% to 9.50% and mature at various dates through 2018. Principal and interest are repaid ratably through payroll deductions.

(h)	Forfeitures

Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer’s contribution to the participants’ accounts. Amounts forfeited are used to reduce future Employer contributions. Forfeitures for the year ended December 31, 2003 were $63,103.

(i)	Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

F–6	(Continued)

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(b)	Investment Valuation

The fair values of the Plan’s investments in H.B. Fuller Company Common Stock are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date.

(c)	Interest and Dividends

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

(d)	Net Appreciation (Depreciation) in the Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)	Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions.

(f)	Concentration of Market Risk

At December 31, 2003 and 2002, approximately 50% and 53%, respectively, of the Plan’s net assets were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Common Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(g)	Distributions to Participants

Distributions to participants are recorded when the distribution is made.

(h)	Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

F–7	(Continued)

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(j)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(3)	Investments

Investments, at fair value, include the following at December 31, 2003 and 2002:

	2003		2002
H.B. Fuller Company Common Stock, 2,556,852 and 2,778,725 shares, respectively**	$76,040,778	*	71,913,414	*
Wells Fargo Stable Return Fund, 510,857 and 507,907 shares, respectively	18,262,101	*	17,333,347	*
Wells Fargo Index Equity Fund, 477,154 and 494,391 shares, respectively	21,290,601	*	17,422,329	*
Wells Fargo Growth Balanced Fund, 408,074 and 421,580 shares, respectively	11,568,904	*	9,894,477	*
Wells Fargo Small Company Growth Equity Fund, 284,633 and 268,948 shares, respectively	7,776,172	*	4,886,794
PIMCO Total Return Bond Fund, 506,680 and 553,740 shares, respectively	5,426,539		5,908,410
Janus Twenty Fund, 73,283 and 74,705 shares, respectively	2,650,637		2,167,202
Janus Overseas Fund, 107,399 and 78,640 shares, respectively	2,218,860		1,202,410
Wells Fargo S&P Midcap Index Fund, 41,579 and 11,965 shares, respectively	1,792,869		381,794
Van Kampen Common Stock Fund, 83,782 and 13,356 shares, respectively	1,336,322		164,813
Participant loans receivable	2,740,340		2,886,959

	$151,104,123		134,161,949

*	Represents 5% or more of the Plan’s net assets at the beginning of the Plan year.
**	Nonparticipant directed investment, see note 4.

F–8	(Continued)

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $21,190,617 as follows:

Wells Fargo and Janus Mutual Funds	$10,263,649
H.B. Fuller Company Common Stock	9,809,841
Wells Fargo Stable Return Fund	812,625
PIMCO Total Return Bond Fund	96,865
Van Kampen Common Stock Fund	207,637

$21,190,617

(4)	Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows at December 31, 2003 and 2002:

	2003	2002
Net assets:
H.B. Fuller Company Common Stock	$76,040,778	71,913,414
Cash and cash equivalents	344,442	503,388
Distributions payable to participants	—	(211,964)
Accrued income	219	982

	$76,385,439	72,205,820

Year ended December 31, 2003
Changes in net assets:
Contributions	$4,266,440
Interest	5,131
Dividends	1,182,799
Other loss	(763)
Net appreciation of investments	9,809,841
Distributions paid to participants	(7,039,445)
Net transfers to participant directed investments	(4,042,505)
Administrative expenses	(1,879)

$4,179,619

F–9	(Continued)

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(5)	Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated March 19, 2004 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).

(6)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Common Stock which is invested in shares of stock of the Employer. H.B. Fuller Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 2003 amounted to $11,191,297 and $11,855,059, respectively.

The Plan also invests in various funds managed by Wells Fargo Minnesota, N.A. Wells Fargo Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. During 2003, the Trustee made purchases and sales of such securities amounting to $23,480,960 and $20,863,212, respectively.

F–10

Schedule I

H.B. FULLER COMPANY THRIFT PLAN

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issuer, borrower, or similar party	(c) Description	Units/ shares	(d) Cost	(e) Current value
*	Wells Fargo Minnesota, N.A.	H.B. Fuller Company Common Stock	2,556,852	$48,235,011	76,040,778
*	Wells Fargo Minnesota, N.A.	Stable Return Fund Pooled, Common, & Collective	510,857	**	18,262,101
*	Wells Fargo Minnesota, N.A.	Index Equity Fund Common Stock	477,154	**	21,290,601
*	Wells Fargo Minnesota, N.A.	Growth Balanced Fund Mutual Fund – Balanced	408,074	**	11,568,904
*	Wells Fargo Minnesota, N.A.	Small Company Growth Equity Fund Common Stock	284,633	**	7,776,172
*	Wells Fargo Minnesota, N.A.	PIMCO Total Return Bond Fund Corporate Bonds	506,680	**	5,426,539
*	Wells Fargo Minnesota, N.A.	Janus Twenty Fund Common Stock	73,283	**	2,650,637
*	Wells Fargo Minnesota, N.A.	Janus Overseas Fund Common Stock	107,399	**	2,218,860
*	Wells Fargo Minnesota, N.A.	S&P Midcap Index Fund	41,579	**	1,792,869
*	Wells Fargo Minnesota, N.A.	Van Kampen Common Stock Fund	83,782	**	1,336,322
*	Participant loans	Participant loans receivable, interest at 4.25% to 9.5%, due at various dates through 2018		**	2,740,340

		Total investments at end of plan year			$151,104,123

*	Represents party-in-interest.
**	Historical cost information is not required for participant directed investments.

See accompanying independent registered public accounting firm report.

F–11

Schedule II

H.B. FULLER COMPANY THRIFT PLAN

Schedule of Reportable Transactions*

Year ended December 31, 2003

Five percent of series of transaction by security issue:

Security issue	Number of		Total dollar amount		Transaction cost	Net gain
	Purchases	Sales	Purchases	Sales
H.B. Fuller Common Stock	48	76	$11,191,297	$15,677,620	$11,855,059	$3,822,561

*	Transactions or series of transactions in excess of 5% of the current value of the Plan’s assets at December 31, 2003, as defined in 29 CFR 2520.103-6 of the Department of Labor’s Rules and ER1SA. Regulations for Reporting and Disclosure under

See accompanying independent registered public accounting firm report.

F–12

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document
(23)	Consents of Independent Registered Public Accounting Firms

(99)	Certification pursuant to Section 906

F–13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY THRIFT PLAN

	By:	/s/ Todd Mestad
Date: June 28, 2004		(Plan administrator)

F–14

H.B. FULLER COMPANY THRIFT PLAN

EXHIBIT INDEX

Exhibit No.	Document	Method of Filing
(23)	Consents of Independent Registered Public Accounting Firms	Filed herewith electronically

(99)	Certification pursuant to Section 906	Filed herewith electronically

F–15